Exhibit (a)(1)(H)

NIGHTHAWK RADIOLOGY HOLDINGS, INC.

INSTRUCTIONS FORMING PART OF THE

TERMS AND CONDITIONS OF THE OFFER

1. Definitions. All terms used but not defined herein have the meanings given to such terms in the Offer to Exchange Certain Outstanding Options for Restricted Stock Units, dated March 17, 2009 (the “Offer to Exchange”).

2. Delivery of Election Form. A properly completed and duly executed Election Form must be received by NightHawk by 9:00 p.m. Pacific Time on April 14, 2009 (unless the Offer is extended). We will not accept delivery of any Election Form after expiration of the Offer. If we do not receive a properly completed and duly executed Election Form from you before the expiration of the Offer, we will not accept your Eligible Options for exchange, and such Eligible Options will not be exchanged pursuant to this Offer.

You must complete the Election Form provided to you and return it to the Stock Plan Administrator at the Company via facsimile at (208) 763-3798 or e-mail at optionexchange@nighthawkrad.net before 9:00 p.m., Pacific Time, on April 14, 2009 (unless the Offer is extended). To obtain another copy of your Election Form, please contact the Stock Plan Administrator at (208) 415-0558 or optionexchange@nighthawkrad.net.

NightHawk intends to confirm the receipt of your Election Form by e-mail within two (2) U.S. business days. If you have not received an e-mail confirmation that NightHawk received your response, we recommend that you confirm that we have received your Election Form. If you need to confirm receipt after two (2) U.S. business days have elapsed, you may contact the Stock Plan Administrator at optionexchange@nighthawkrad.net to request confirmation.

You may change your mind after you have submitted an Election Form and submit a new Election Form at any time before the Expiration Date, which is expected to be April 14, 2009, at 9:00 p.m. Pacific Time, unless the Offer is extended. If we extend the Expiration Date, you may submit a new Election Form with respect to some or all of your Eligible Options at any time until the extended Offer expires. You may change your mind as many times as you wish, but you will be bound by the last properly submitted Election Form we receive before 9:00 p.m. Pacific Time on April 14, 2009 (unless we extend the Offer).

To validly change your election, you must fill-out and deliver a new Election Form to the Stock Plan Administrator at NightHawk via facsimile at (208) 763-3798 or e-mail at optionexchange@nighthawkrad.net prior to the expiration of the Offer. You should make a copy of your new, completed Election Form and keep those documents with your other records for the Offer.

While participation in the Offer is completely voluntary, if you elect not to exchange some or all of your Eligible Options pursuant to the Offer, then you will retain the Eligible Options under their original terms.

3. Exchange. If you intend to exchange your Eligible Options pursuant to the Offer, you must fill out and properly submit a duly executed and dated Election Form.

4. Signatures on This Election Form. You must physically sign the Election Form.

5. Requests for Assistance or Documents. If you need copies of the Offer documents or the Election Forms, you should contact the Stock Plan Administrator at (208) 415-0558 or optionexchange@nighthawkrad.net. Copies will be furnished promptly at NightHawk’s expense. You can also view and print documents on our intranet site at http://intranet.nighthawrad.net.

For general questions concerning this Offer, please call the Stock Plan Administrator at (208) 415-0558 or Paul Cartee, Senior Vice President and General Counsel of the Company, at (208) 292-2258.

6. Reservation of Rights. NightHawk reserves the right, at our discretion, at any time, to extend the period of time during which the Offer is open and delay the acceptance for exchange of any options. If we elect to extend the period of time during which this Offer is open, we will give you written notice of the extension and delay, as described below. If we extend the Expiration Date, we will also extend your right to make or withdraw elections with respect to Eligible Options until such extended Expiration Date. In the case of an extension, we will issue a press release, e-mail or other form of communication no later than 6:00 a.m., Pacific Time, on the next U.S. business day after the previously scheduled Expiration Date.

We also reserve the right, in our reasonable judgment, before the Expiration Date to terminate or amend the Offer by giving written notice of the termination or postponement to you or by making a public announcement of the termination.

Subject to compliance with applicable law, we further reserve the right, before the Expiration Date, in our discretion, to amend the Offer in any respect, including by decreasing or increasing the consideration offered in this Offer or by decreasing or increasing the number of options being sought in this Offer.

7. Important Tax Information. If you are a U.S. tax resident, you should refer to Section 14 of the Offer to Exchange, which contains material U.S. federal income tax information concerning the Offer. If you are an employee or service provider residing outside the U.S., you should refer to Section 15, Schedule C and Schedule D of the Offer to Exchange. We strongly recommend that you consult your financial, legal and/or tax advisors with respect to the U.S. federal, state, local and any non-U.S. tax or other legal consequences of participating or not participating in the Offer.

8. Copies. You should make a copy of your Election Form, after you have completed and signed it, and retain it for your records.

IMPORTANT: IN ORDER FOR YOU TO PARTICIPATE, A VALID, COMPLETED

AND SIGNED ELECTION FORM MUST BE RECEIVED BY NIGHTHAWK BY 9:00 P.M.

PACIFIC TIME ON APRIL 14, 2009 (UNLESS WE EXTEND THE OFFER).